UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PHOTRONICS, INC.
(Exact name of registrant as specified in its charter)

Connecticut	0-15451	06-0854886
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Address of principal executive offices, including zip code)
15 Secor Road
Brookfield, CT 06804

(Name and telephone number, including area code, of the person to contact in connection with this report)
Richelle E. Burr
(203) 775-9000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from 1/1/17 to 12/31/17

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure And Report

Conflict Minerals Disclosure

In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Photronics, Inc. (the “Company”) submits this § 249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

The Company has determined that tantalum is a conflict mineral which is necessary to the functionality or production of certain products manufactured by the Company.

The Company has conducted a good faith reasonable country of origin inquiry with respect to the tantalum used in its products for 2017. Based on this country of origin inquiry, the Company has no reason to believe that any of the tantalum necessary to the functionality or production of products manufactured by the Company in 2017 originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD) unless they originated from recycled or scrap sources or from sources which have been assessed and approved by independent, internationally recognized, and reputable third parties.

In order to make its determination with respect to the country of origin of its tantalum, the Company undertook the following inquiry:

  •  Identified all suppliers of tantalum to the Company;

  •  Provided all suppliers with a Conflict Mineral Reporting Template (“CMRT”), as developed by the Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative), and asked suppliers to indicate whether any conflict mineral included in any component manufactured or contracted to be manufactured for Photronics originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD), and if so, whether such conflict minerals were from recycled or scrap sources, whether they have identified all of the smelters supplying conflict minerals in their supply chain, and asked suppliers to provide a list of the smelters used by the supplier or their suppliers, the locations of such smelters’ facilities, and whether those smelters have been certified as a “Conflict-Free Smelter” by the Responsible Minerals Initiative;

  •  Obtained a representation letter from all of the Company’s suppliers certifying that such suppliers’ tantalum did not originate in the Democratic Republic of Congo or any adjoining country unless they originated from recycled or scrap sources or from sources which have been assessed and approved by independent, internationally recognized, and reputable third parties.

This conflict minerals disclosure is available on the Company’s website at www.photronics.com.

Section 2 – Exhibits

Item 2.01 – Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PHOTRONICS, INC.

By:	/s/ Richelle E. Burr
Richelle E. Burr
Vice President, General Counsel

Date: May 30, 2018